Mail Stop 4561

July 19, 2007

Via U.S. Mail and Fax (716) 636-0466
Mr. Joseph M. Jayson
Individual General Partner
Realmark Property Investors Limited Partnership – II
2350 North Forest Road
Getzville, New York 14068

      RE: **Realmark Property Investors Limited Partnership – II**
                    Form 10-K for the fiscal year ended December 31, 2006
                    Filed April 2, 2007
                    File No. 0-11909

Dear Mr. Jayson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1B. Unresolved Staff Comments, page 7

1.   Please revise your filing to include discussion of the unresolved comments from our comment letters dated May 16, 2005 and June 8, 2005.

Consolidated Statements of Operations, page F-3

2.   Please tell us how you determined the equity interest in sale of property ($2,378,002) and equity in earnings of unconsolidated joint ventures ($207,541) that is recorded on the income statement. Tell us how much of these amounts were related to each joint venture, how much was allocated to each partner within each joint venture and how these amounts were calculated. We were unable to reconcile amounts to footnote 4.

3.   In addition, tell us why you are not recording earnings of your joint ventures in one line item titled equity in earnings of unconsolidated joint ventures.

Note 4. Investments in Unconsolidated Joint Ventures, page F-10

4.   We note that your disclosure indicates that you are allocated 50% of any income, loss, gain, cash flow, or sale proceeds. Please explain to us why you are being allocated less than 50% of the gain on sale from Research Triangle Industrial Park Joint Venture.

5.   We note that your joint venture partner in Research Triangle Industrial Park Joint Venture is also being allocated less than 50% of the gain on sale. Please explain to us why less than 100% of the gain on sale is being allocated to partners in Research Triangle Industrial Park Joint Venture.

6.   Please revise your disclosure to clarify the total amount of the gain on sale for Research Triangle Land Joint Venture, as well as the portion allocated to you.

7.   Please clarify to us why your basis in the investment in the land has been adjusted.

Exhibit 31

8.   We note that the certifications are not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect. Accordingly, please file with your amendment to your Form 10-K certifications of your current Principal Executive Officer and Principal Financial Officer in the form currently set forth in Item 601(b)(31) of Regulation S-K.

*   *   *   *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3486 with any questions.

Sincerely,

Daniel L. Gordon
Branch Chief